This announcement is neither an offer to purchase nor a solicitation of an offer to sell Shares (as defined below). The Offer (as defined below) is made solely by the Offer to Purchase, dated July 23, 2007 (the “Offer to Purchase”), and the related Letter of Transmittal, and is being made to all holders of Shares. The Offer is not being made to (nor will tenders be accepted from or on behalf of) holders of Shares in any jurisdiction in which the making of the Offer or the acceptance thereof would not be in compliance with the laws of such jurisdiction or any administrative or judicial action pursuant thereto.
NOTICE OF OFFER TO PURCHASE
ALL OUTSTANDING SHARES OF COMMON STOCK
AND
ALL OUTSTANDING SHARES OF SERIES A PREFERRED STOCK
OF
GUIDELINE, INC.
AT
$1.35 NET PER SHARE OF COMMON STOCK
AND
$1.50 NET PER SHARE OF SERIES A PREFERRED STOCK,
PLUS ALL ACCRUED BUT UNPAID DIVIDENDS
BY
KNICKERBOCKER ACQUISITION CORP.,
A DIRECT WHOLLY-OWNED SUBSIDIARY OF
INFOUSA INC.
     Knickerbocker Acquisition Corp., a New York corporation (“Purchaser”) and a direct wholly-owned subsidiary of infoUSA Inc., a Delaware corporation (“infoUSA”), is offering to purchase all outstanding shares of common stock, par value $0.0001 per share and all outstanding shares of Series A preferred stock, par value $0.0001 per share (collectively, the “Shares”), of Guideline, Inc., a New York corporation (“Guideline”), at a price of $1.35 per share for common stock and $1.50 per share, plus all accrued but unpaid dividends, for Series A preferred stock, in each case net to the seller in cash, without interest thereon (the “Offer Price”), upon the terms and subject to the conditions set forth in the Offer to Purchase, dated July 23, 2007, and in the related Letter of Transmittal (which, together with any amendments or supplements thereto, constitute the “Offer”). Following consummation of the Offer, Purchaser intends to effect the Merger (as defined below).

THE OFFER AND WITHDRAWAL RIGHTS WILL EXPIRE AT 12:00 MIDNIGHT,
NEW YORK CITY TIME, AT THE END OF FRIDAY, AUGUST 17, 2007, UNLESS THE OFFER IS EXTENDED.
     The Offer is conditioned upon, among other things, there being validly tendered and not properly withdrawn prior to the expiration of the Offer that number of Shares which constitutes at least 66 2/3% of the outstanding Shares of Guideline on a fully-diluted basis. The Offer also is subject to the other conditions set forth in Section 14 of the Offer to Purchase.
     The Offer is being made pursuant to an Agreement and Plan of Merger, dated as of June 28, 2007 (the “Merger Agreement”), by and among Guideline, infoUSA, and Purchaser. The purpose of the Offer is to enable infoUSA to acquire control of Guideline. The Merger Agreement provides, among other things, for the commencement of the Offer by Purchaser and further provides that after the purchase of Shares pursuant to the Offer, subject to the satisfaction or waiver of certain conditions, Purchaser will be merged with and into Guideline (the “Merger”), with Guideline surviving the Merger as a direct, wholly-owned subsidiary of infoUSA. At the effective time of the Merger, each outstanding Share (other than Shares held by the Purchaser or infoUSA or any of their subsidiaries, treasury Shares, which will be cancelled, and Shares owned by shareholders who have properly exercised their dissenters’ rights) will be converted into and represent the right to receive the Offer Price payable for such Shares in the Offer.
     Concurrently with the execution of the Merger Agreement, infoUSA and Purchaser entered into shareholder support agreements with certain shareholders of Guideline, pursuant to which such shareholders have agreed to validly tender (and not to withdraw) all of their Shares in the Offer, which Shares collectively represent approximately 59% of Guideline’s outstanding Shares.
     The Board of Directors of Guideline (the “Board”), upon the recommendation of a special committee of the Board, has unanimously approved and declared advisable the Merger Agreement and the transactions contemplated thereby, including the Offer and the Merger, has determined that each of the Offer and the Merger is fair to and in the best interests of Guideline shareholders, and has recommended that Guideline shareholders accept the Offer and tender their Shares pursuant to the Offer.

     For purposes of the Offer, Purchaser will be deemed to have accepted for payment, and thereby purchased, Shares validly tendered if and when Purchaser gives oral or written notice to Wells Fargo Bank, N.A. (the “Depositary”) of its acceptance of such Shares for payment pursuant to the Offer. In all cases upon the terms and subject to the conditions of the Offer, payment for Shares purchased pursuant to the Offer will be made by deposit of the purchase price therefor with the Depositary, which will act as agent for tendering shareholders for the purpose of receiving payment from Purchaser and transmitting payment to validly tendering shareholders whose Shares have theretofore been accepted for payment. In all cases, payment for Shares purchased pursuant to the Offer will be made only after timely receipt by the Depositary of (i) share certificates for such Shares or a timely Book-Entry Confirmation (as defined in Section 2 of the Offer to Purchase) with respect to such Shares and (ii) the Letter of Transmittal, properly completed and duly executed, with any required signature guarantees, or an Agent’s Message (as defined in Section 2 of the Offer to Purchase) and (iii) any other documents required by the Letter of Transmittal. Under no circumstances will interest on the purchase price for Shares be paid, regardless of any extension of the Offer or any delay in making such payment, and in no event will dividends accrue or become payable with respect to shares of Series A preferred stock after the date on which such shares are accepted for payment.
     The term “Expiration Date” means 12:00 midnight, New York City time, at the end of Friday, August 17, 2007, unless and until Purchaser extends the period of time during which the Offer is open, in which event the term “Expiration Date” shall mean the latest time and date at which the Offer, as so extended by Purchaser, shall expire. Subject to the terms of the Offer and the Merger Agreement and the applicable rules and regulations of the Securities and Exchange Commission, Purchaser expressly reserves the right, in its sole discretion, at any time and from time to time, to extend the period of time during which the Offer is open by giving oral or written notice of such extension to the Depositary. Any such extension will be followed as promptly as practicable by a public announcement thereof, with any announcement of an extension to be made no later than 9:00 a.m., New York City time, on the next business day after the previously scheduled Expiration Date. Except as otherwise provided by applicable law, and without limiting the manner in which Purchaser may choose to make a public announcement, Purchaser shall have no obligation to publish, advertise or otherwise communicate any such public announcement other than by issuing a press release. During any extension of the Offer, all Shares previously tendered and not withdrawn will remain tendered pursuant to the Offer, subject to the rights of a tendering shareholder to withdraw the tendered Shares.
     In accordance with the provisions of Rule 14d-11 under the Securities Exchange Act of 1934 (the “Exchange Act”), Purchaser may provide a subsequent offering period of three to twenty business days in length following the expiration of the Offer (the “Subsequent Offering Period”) to solicit more Shares. A Subsequent Offering Period would be an additional period of time following the expiration of the Offer and the purchase of Shares in the Offer during which shareholders could tender Shares not previously tendered into the Offer. A Subsequent Offering Period, if one is included, is not an extension of the Offer, which already will have been completed. Purchaser does not currently intend to provide a Subsequent Offering Period in connection with the Offer, although it reserves the right to do so in its sole discretion. Pursuant to Rule 14d-7 under the Exchange Act, no withdrawal rights apply to Shares tendered during a Subsequent Offering Period or with respect to Shares tendered in the Offer and accepted for payment. The same Offer Price will be paid to shareholders tendering Shares in the Offer and in a Subsequent Offering Period, if one is provided.
     Except as otherwise provided in the Offer to Purchase, tenders of Shares made pursuant to the Offer are irrevocable. Shares tendered pursuant to the Offer may be withdrawn at any time prior to the Expiration Date and, unless theretofore accepted for payment as provided in the Offer to Purchase, may also be withdrawn at any time on or after September 21, 2007.
     For a withdrawal to be effective, a written, telegraphic or facsimile transmission notice of withdrawal must be timely received by the Depositary at one of its addresses set forth on the back cover of the Offer to Purchase. Any such notice of withdrawal must specify the name, address and taxpayer identification number of the person who tendered the Shares to be withdrawn, the number of Shares to be withdrawn and the name of the registered holder, if different from that of the person who tendered such Shares. If certificates evidencing Shares have been delivered or otherwise identified to the Depositary, then prior to the physical release of such certificates, the tendering shareholder also must submit the serial numbers shown on the particular certificates evidencing the Shares to be withdrawn, and the signature on the notice of withdrawal must be guaranteed by an Eligible Institution, as defined in Section 3 of the Offer to Purchase (except in the case of Shares tendered for the account of the Eligible Institution). If Shares have been tendered pursuant to the procedure for book-entry transfer set forth in Section 3 of the Offer to Purchase, the notice of withdrawal also must specify the name and number of the account at the Book-Entry Transfer Facility (as defined in Section 3 of the Offer to Purchase) to be credited with the withdrawn Shares.
     All questions as to the form and validity (including time of receipt) of notices of withdrawal will be determined by Purchaser, in its sole discretion, whose determination shall be final and binding. Any Shares properly withdrawn will be deemed not validly tendered for purposes of the Offer, but may be re-tendered at any subsequent time prior to the Expiration Date, or during a Subsequent Offering Period (if provided), by following any of the procedures described in Section 3 of the Offer to Purchase.
     Guideline has provided Purchaser with Guideline’s shareholder list and security position listings for the purpose of disseminating the Offer to holders of Shares. The Offer to Purchase, the related Letter of Transmittal and, if required, any other relevant materials will be mailed to record holders of Shares and will be furnished to brokers, dealers, commercial banks, trust companies and similar persons whose names, or in the name of whose nominees, appear on Guideline’s shareholder list or, if applicable, who are listed as participants in a clearing agency’s security position listing, for subsequent transmittal to beneficial owners of Shares by Purchaser.

     The information required to be disclosed by paragraph (d)(1) of Rule 14d-6 under the Exchange Act is contained in the Offer to Purchase and is incorporated herein by reference.
     The Offer to Purchase and the related Letter of Transmittal contain important information which should be read carefully before any decision is made with respect to the Offer. Material information concerning the Offer as required by New York statutes is available to Guideline shareholders who are New York residents upon request, as provided below.
     Questions and requests for assistance may be directed to the Information Agent, as set forth below. Requests for copies of the Offer to Purchase and the related Letter of Transmittal, all materials required by New York statutes, and all other tender offer materials may be directed to the Information Agent, and copies will be furnished promptly at Purchaser’s expense. Purchaser will not pay any fees or commissions to any broker or dealer or any other person (other than the Depositary and the Information Agent) for soliciting tender of Shares pursuant to the Offer.
The Information Agent for the Offer is:
D.F. King & Co., Inc.
48 Wall Street
New York, New York 10005
(212) 269-5550 (call collect)
(800) 769-4414 (call toll-free)
July 23, 2007